NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	13 5

Press release regarding the Company’s unaudited
consolidated financial results for the three (3) months
ended March 31, 2012;
Exchange of the remaining portion or 6.033% of the Zero
Coupon Exchangeable Bonds due 2014, issued by Digitel
Capital Philippines, Ltd. and held by the Company;
Redemption of the Company’s Series GG 10% Cumulative
Convertible Preferred Stock;
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock;
and
Appointment by the Audit Committee of Sycip Gorres
Velayo & Company as the Company’s external auditors for
2012.

Exhibit 1

May 8, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2012.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 8, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2012.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,359 As of March 31, 2012	N/A		N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 8, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

PLDTpressrelease

CONSOLIDATED SERVICE REVENUES UP 13% Y-O-Y AT P42.8 BILLION
REPORTED NET INCOME AT P10.1 BILLION
1Q2012 CONSOLIDATED CORE NET INCOME AT P9.3 BILLION
EBITDA AT P20.5 BILLION
COMBINED CELLULAR SUBSCRIBER BASE AT OVER 66 MILLION AS AT 31ST MARCH 2012 AND CLOSE
TO 67 MILLION AS AT 30TH APRIL 2012
TOTAL BROADBAND SUBSCRIBERS HITS 3 MILLION MARK

•	Consolidated service revenues up 13% year-on-year to P42.8 billion

•	Consolidated Reported Net Income for 1Q2012 at P10.1 billion, from P10.7 billion in 1Q2011

•	Consolidated Core Net Income of P9.3 billion for 1Q2012, lower than P10.6 billion in 2011

•	Consolidated EBITDA margin at 48% of service revenues; consolidated EBITDA declines 2% to P20.5 billion

•	Consolidated free cash flow at P12.2 billion for 1Q2012

•	Cellular subscriber base at 66.1 million, net additions of 2.4 million for the quarter

•	Total broadband subscribers hits 3 million; aggregate revenue contribution from broadband and internet services of P5.8 billion for 1Q2012, 34% higher than last year

•	Network modernization program on-track, completion expected by year-end

•	Investment in Philippine Depository Receipts or PDRs of Mediaquest approved

MANILA, Philippines, 8th May 2012 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first quarter of 2012 with consolidated Core Net Income, excluding exceptional items, declining to P9.3 billion. While 12% lower than the P10.6 billion recorded in the same period in 2011, the 1Q2012 Core Net Income is 3% higher than the average quarterly Core Net Income of P9.0 billion in the second half of 2011, which is indicative of stabilizing operating and financial conditions.

Reported Net Income for the period declined 6% to P10.1 billion, from P10.7 billion in 2011.

Our first quarter 2012 results reflect the consolidation in full of the operating performance of Digital Telecommunications Philippines, Inc. (“Digitel”).

Core Net Income declined as a result of higher expenses that reduced service revenue gains, a lower equity share in the earnings of the Manila Electric Company (“Meralco”)/Beacon and higher provision for income taxes. Reported Net Income was impacted primarily by the decline in Core Net Income and higher net foreign exchange and derivative gains.

EBITDA margin for the first quarter of 2012 dipped to 48%, from 56% in 2011. To align more closely with global accounting standards, service revenues have been restated to reflect the change in the presentation of our outbound revenues from net to gross of interconnect expense, which in turn is included in our expenses. Although EBITDA does not change, EBITDA margins are calculated against the adjusted service revenues. Consolidated EBITDA for the first quarter of 2012 was lower by 2% at P20.5 billion compared with the same period in 2011. Digitel EBITDA stood at P1.6 billion; its lower EBITDA margin of 29% contributed to the decline in overall EBITDA margin.

Exhibit 1

Overall consolidated service revenues for the first three months of 2012 increased by 13% to P42.8 billion, including the P5.6 billion revenue contribution from Digitel and reflecting the combined effect of a 4% decline in wireless revenues, 2% increase in fixed line revenues, and a 20% rise in BPO revenues.

In addition, approximately 28% of consolidated service revenues are directly or indirectly linked to the US dollar. Had the peso remained stable, service revenues would have been higher by P5.3 billion or higher by 14% compared with the same period last year.

Consolidated free cash flow reached P12.2 billion, a P2.8 billion or 19% decline from last year. Consolidated capital expenditures for the quarter amounted to P2.8 billion. PLDT Group Capex for 2012 is estimated to reach P38 billion, in line with the Group’s P67.0 billion modernization program, which is on-track and expected to be completed by the end of 2012. Capital expenditures for 2012 are geared for the following:

On the Mobile Network:

•	Increasing 3G population coverage to 90%

•	Completing access modernization, including single RAN deployment

•	Completing core network upgrade, including the installation of new switches

•	Upgrading transport network, including completion of IP and fiber rollouts

On the Fixed Network:

•	Completing migration to NGN

•	Finalizing upgrade of transport network with over 54,000 km of fiber assets rolled out, and able to carry up to 10 times more data on the DFON network

•	Modernizing core network with migration to IP-IGF

•	Building out of a fourth cable landing station

On IT Modernization:

•	Technology refresh and group-wide optimization of IT systems and platforms for Customer Relations Management, Operations Support, Billing Support, Business Intelligences, Enterprise Resources and Settlements

The Group’s consolidated net debt was US$1.6 billion as at 31st March 2012. Gross debt stood at US$2.7 billion, with the inclusion of Digitel’s debt amounting to US$0.5 billion. Net debt to EBITDA was at 0.9x. The Company’s debt maturities continue to be well spread out, with about 54% due in and after 2015. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 50%, up from 48% at the end of 2011, taking into account our hedges and our U. S. Dollar cash holdings, 33% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 31st March 2012 was 66.1 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 27.5 million subscribers under its mainstream Smart brands, reflecting net additions of 300,000 for the first three months of 2012, while value brand Talk ‘N Text ended with 22.2 million subscribers as a result of 1.7 million net additions for the quarter. Smart subsidiary CURE’s Red Mobile brand had 900,000 subscribers, while newly acquired Digitel had 15.6 million Sun Cellular subscribers. The Group’s combined postpaid cellular subscriber base now leads the market having exceeded 2.0 million at the end of the first quarter of 2012, 1.4 million of whom were with Sun Cellular.

Exhibit 1

On the other hand, the Group’s combined broadband subscriber base hit the 3.0 million mark at the end of the first quarter of 2012, representing net additions of over 71,000 for the PLDT Group’s various broadband services. SmartBro, Smart Communications Inc.’s (“Smart”) wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 1.6 million at the end of the period, over 1.2 million of whom were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by nearly 20,000 for the first three months of 2012, bringing the total subscriber base to 762,000, while Digitel brought in an additional 107,000 broadband subscribers.

For the fixed line business, the subscriber base stood at 2.2 million at the end of the first quarter of 2012.

Service Revenues

With the addition of Sun Cellular, wireless service revenues increased 15% to P28.9 billion for the first three months of 2012, compared with the P25.1 billion recognized in the same period last year. Without Digitel’s revenue contribution of P4.7 billion, wireless revenues would have fallen 4% to P24.2 billion as the 6% increase in wireless broadband cellular and the stabilizing of cellular data/text revenues were offset by the 8% drop in voice revenues. Smart continues to lead the industry in terms of both revenues and subscribers.

“We are pleased to note that we are beginning to see early signs of stability as we follow through on the integration of Digitel. We expect a gradual improvement in product yields and overall profitability from the ongoing rationalization on both services and brands front. More importantly, we continue to push our network modernization program even as our subscribers are already experiencing the benefits of our ongoing efforts,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Fixed line service revenues increased by P1.3 billion or 9% to P15.6 billion in the first quarter of 2012 from P14.3 billion in the same period in 2011 as Enterprise data and DSL revenues continued on their growth path on the back of a 15% increase in DSL revenues and a 18% increase in third party corporate data revenues. On the other hand, the ILD, NLD and LEC businesses posted a 3% decline in revenues.

“The outlook for the Fixed Line business is encouraging with the Home and Enterprise segments continuing their growth performance. Prospects for Broadband remain bright as we introduce new services such as FTTH and triple play. We have also just opened a second data center in Subic which will support our data center- and cloud-based services,” declared Nazareno.

Total broadband and internet revenues for the first three months of 2012 totaled P5.8 billion, a 34% growth rate year-on-year, including a P800 million contribution from Digitel; broadband and internet now account for 14% of consolidated service revenues. Smart wireless broadband revenues, exclusive of mobile internet revenues, increased by 6% to P1.7 billion, compared with the P1.6 billion recorded in the same period last year. Moreover, mobile internet usage continues to grow strongly, with Smart’s mobile internet revenues increasing by 71%, from P300 million at the end of March 2011 to P600 million in 2012. PLDT DSL generated P2.6 billion in revenues for the first quarter of 2012, up 15% from P2.3 billion for the same period in 2011.

Orlando B. Vea, Smart Chief Wireless Adviser, said, “We continue to expand our broadband offerings, be it handset-driven or usage-based. Prices of smartphones are fast approaching the “sweet spot” of US$100 which is when we can expect mobile phones to become the Internet access point of choice for Filipinos.”

Exhibit 1

In 2011, the Group consolidated its business process outsourcing operations, consisting of knowledge process solutions (“KPS”) and customer relationship management (“CRM”) under SPi Global Solutions, Inc (“SPi”). KPS and CRM had previously been under ePLDT, along with other ICT businesses such as data center operations, which have since been transferred to the Fixed Line business. SPi reported service revenues of P2.4 billion for the first quarter of 2012, an increase of 20% compared with the same period last year. KPS increased by 22% as a result of an 11% revenue increase from content solutions services and the acquisition of Laserwords, while revenues from CRM rose 16% to P800 million, with domestic sales registering a strong 10% growth.

83% of SPi’s revenues are dollar-linked — had the peso remained stable, service revenues for the period would have increased by another P35 million.

Investment in PDRs of MediaQuest

Earlier today, the PLDT Board of Directors approved a P6.0 billion investment by ePLDT, in the form of Philippine Depositary Receipts (PDRs), in TV5 and Cignal TV. ePLDT is a wholly-owned subsidiary of PLDT. TV5 operates free-to-air TV and radio stations while Cignal TV operates a DTH satellite TV business.

Investments in media had historically been made and managed through MediaQuest Holdings, Inc. (“MediaQuest”), wholly-owned entity of the PLDT Beneficial Trust Fund (“BTF”). Since 2007, TV5 has grown its market share from 2.3% to 18% at the end of 2011 for Metro Manila and from 2.7% to 15.6% nationwide. Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 250,000 subscribers. In order to sustain this growth momentum, however, MediaQuest requires additional funding.

PLDT’s financial investment in media is consistent with its overall strategy of evolving itself from a traditional telco into a multi-media service company. It mirrors as well similar investments in media assets by other leading telecommunications companies. With the direct investment, MediaQuest will serve as the anchor for the PLDT Group’s media offerings through the creation of content, generation of new revenue streams, and providing of direct access to overseas Filipino workers worldwide.

Conclusion

“Our first quarter results are in line with our expectations that industry stability would return in gradual but quite certain terms. As we continue the complex task of integrating Digitel/Sun Cellular into the PLDT Group, we are heartened by the opportunities for both synergy and growth we see arising. In the meantime, we are pursuing further rationalization measures which may be somewhat adverse in the short-term but should produce sustainable, longer-term benefits. Similarly, the financial investment in media is important and expected to create value over a longer time frame but is one that is necessary for our growth and transformation,” concluded Manuel V. Pangilinan.

####

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and business process outsourcing – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

May 8, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

May 8, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,359 As of March 31, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 8, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

5.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 8, 2012:

1.	The Board authorized the Company to exchange the remaining portion or 6.033% of the Zero Coupon Exchangeable Bonds due 2014, issued by Digitel Capital Philippines, Ltd. and held by the Company with issue value of US$11.462 million and a redemption value of US$26.986 million as of May 15, 2012 into 1,142,871,846 common shares of Digital Telecommunications Phils., Inc. (“Digitel”) using the exchange rate as of May 7, 2012 of P42.35.

The Board also authorized the subscription by the Company to 1,142,871,846 common shares out of the increase in authorized capital stock of Digitel to be paid via the assignment/surrender to Digitel of the aforementioned US$11.462 million (issue value) Zero Coupon Exchangeable Bonds due 2014.

2.	The Board authorized/approved the redemption of all the outstanding shares of the Company’s Series GG 10% Cumulative Convertible Preferred Stock (the “SIP Shares”), effective August 30, 2012. The record date for the determination of the holders of outstanding SIP Shares subject to redemption is May 22, 2012; and

3.	The Board declared a cash dividend in the total amount of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2012, payable on June 15, 2012 to the holder of record on May 28, 2012.

The cash dividend was declared out of the Company’s audited unrestricted retained earnings as at December 31, 2011, which are sufficient to cover the total amount of dividend declared.

4.	The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2012 by the Audit Committee in its meeting held on May 7, 2012;

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

May 8, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 8, 2012